SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1
B3 (CPLE3, CPLE5)
NYSE (ELP, ELPC)
LATIBEX (XCOPA, XCOPO)

Copel completes decisive step toward Novo Mercado

listing with approval of preferred share conversion

Companhia Paranaense de Energia - Copel (“Company”), in continuation of Material Facts No. 4/25, 6/25, 7/25, 8/25, 9/25, 11/25, and 12/25, and in compliance with the provisions of paragraph 4 of article 157 of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporate Law”), and Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”) dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, on this date, a special meeting of preferred shareholders (“AGESP PN”) was held, pursuant to Article 136, paragraph 1, of the Brazilian Corporate Law, which approved the ratification of the mandatory conversion of all preferred shares at a ratio of one new common share and one new class “C” preferred share (“PNC”) compulsorily redeemable (“PN Conversion”).

The AGESP PN is part of the context of changing the Company's shareholding structure and migrating to the special listing segment Novo Mercado of [B]³ S.A. - Brasil, Bolsa, Balcão (“B3” and, respectively, “Novo Mercado”), as approved at the 212th Extraordinary General Meeting held on August 22, 2025 (“Migration to Novo Mercado”).

The agreement for participation in the Novo Mercado between the Company and B3 was signed on November 5, 2025, and the effective Migration to the Novo Mercado is conditional to the completion of the PN Conversion and the redemption of all PNC shares. The Company will disclose information in due course on the exercise of the right of withdrawal by dissenting preferred shareholders and other information on the implementation of the PN Conversion.

Finally, reaffirming its commitment to transparency, in accordance with applicable laws and regulations and in line with best corporate governance practices, the Company reiterates that it will keep its shareholders and the market in general informed about relevant developments and progress in the process, including the expected date for the effective start of trading of its shares on the Novo Mercado.

Curitiba, November 17, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 17, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.